UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Waldencast plc

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G9503X103

(CUSIP Number)

Burwell Mountain PTC LLC,
as Trustee of Burwell Mountain Trust
270 W Pearl Ave., Apt. 103
Jackson WY 83001-8166

Tel.: (212) 848-9830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Gregg A. Noel, Esq.

Paul T. Schnell, Esq.

Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, California 94301
Tel.: (650) 470-4500

July 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Burwell Mountain PTC LLC, as Trustee of Burwell Mountain Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 11,826,110
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,826,110
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,826,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1% (1)
14.	Type of Reporting Person: OO

(1)	The percentage of Class A ordinary shares (“Class A Shares”) is based on 86,460,554 shares of Class A Shares outstanding as of August 3, 2022, as reported in the Form 20-F filed by the Issuer on August 3, 2022, and an additional 3,997,777 Class A Shares issuable upon exercise of private placement warrants held by the Reporting Person.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed with respect to the Class A ordinary shares, par value $0.0001 per share, (the “Class A Shares”) of Waldencast plc, a public limited company incorporated under the laws of Jersey (the “Issuer” or “Company”), whose principal executive offices are located at 10 Bank Street, Suite 560, White Plains, NY 10606.

Item 2. Identity and Background.

(a-b) This Schedule 13D is filed by Burwell Mountain PTC LLC, a Wyoming limited liability company (the “Reporting Person”), as trustee of Burwell Mountain Trust, a trust governed by the laws of the State of Wyoming (the “Trust”).

The principal business address for the Reporting Person is c/o Burwell Mountain PTC LLC, 270 W Pearl Ave., Apt. 103, Jackson WY 83001-8166.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The principal business of the Trust is holding and investing in securities.  The principal business of the Reporting Person is serving as trustee of the Trust. Felipe Dutra, a director of the Issuer, and his descendants are eligible beneficiaries of the Trust. The Reporting Person is an independent trustee over which Mr. Dutra has no control.

(d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of the Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported herein as beneficially owned were acquired pursuant to the Business Combination described below.

On July 28, 2022 (the “Closing Date”), Waldencast plc, a public limited company incorporated under the laws of Jersey and formerly known as Waldencast Acquisition Corp. (“Old Waldencast”), consummated the business combinations with Obagi Global Holdings Limited (“Obagi”), and Milk Makeup LLC (“Milk”).

Pursuant to the Agreement and Plan of Merger, dated as of November 15, 2021 (the “Obagi Merger Agreement”), by and among the Old Waldencast, Obagi Merger Sub, Inc., an indirect subsidiary of Old Waldencast (“Merger Sub”), and Obagi, Merger Sub merged with and into Obagi, with Obagi surviving as an indirect subsidiary of the Old Waldencast (the “Obagi Merger”).

Pursuant to the Equity Purchase Agreement, dated as of November 15, 2021 (the “Milk Equity Purchase Agreement” and, together with the Obagi Merger Agreement, the “Transaction Agreements”), by and among Old Waldencast, Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey (“Holdco Purchaser”), Waldencast Partners LP, a Cayman Islands exempted limited partnership (“Waldencast LP” and together with Holdco Purchaser, the “Milk Purchasers”), Milk, certain former members of Milk (the “Milk Members”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Milk Members (the “Equityholder Representative”), the Milk Purchasers acquired from the Milk Members, and the Milk Members sold to the Milk Purchasers, all of the issued and outstanding membership units of Milk in exchange for the Milk Cash Consideration (as defined in the Milk Equity Purchase Agreement), the Milk Equity Consideration (as defined in the Milk Equity Purchase Agreement), which consists of partnership units of Waldencast LP (“Waldencast LP Common Units”) exchangeable for Class A Shares, and Class B ordinary shares of the Company (the “Milk Transaction” and, collectively with the Obagi Merger and the other transactions contemplated by the Transaction Agreements, the “Business Combination”).

In connection with the Business Combination, Old Waldencast, a Cayman Islands exempted company, changed its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a public limited company under the laws of Jersey (the “Domestication”). Upon consummation of the Business Combination, Old Waldencast changed its name to “Waldencast plc.”

Upon the effective time of the Domestication, among other things, (1) each of the then issued and outstanding Class A ordinary shares of Old Waldencast converted automatically, on a one-for-one basis, into Class A Shares, (2) each of the then issued and outstanding Class B ordinary shares of Old Waldencast converted automatically, on a one-for-one basis, into Class A Shares, (3) each then issued and outstanding warrant of Old Waldencast (the “Old Waldencast warrants”) converted automatically into a warrant to acquire one Class A Share (the “Waldencast plc warrants”), and (4) each of the then issued and outstanding units of Old Waldencast that had not been previously separated into the underlying Old Waldencast Class A ordinary shares and underlying Old Waldencast warrants were cancelled and entitled the holder thereof to one Class A Share and one-third of one Waldencast plc warrant.

In connection with the Business Combination, Old Waldencast sold and issued an aggregate of 33,300,000 Class A Shares and 11,100,000 Waldencast plc warrants to Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust, Dynamo Master Fund and Beauty Ventures LLC (the “Forward Purchasers”) pursuant to the Forward Purchase Transaction

As of the closing of the Business Combination, Waldencast Long-Term Capital LLC, the sponsor of Old Waldencast of which the Trust was a member (the “Sponsor”), distributed all Company securities held by it to its members on a pro rata basis, including the Trust.

Pursuant to the Business Combination, the Trust received for securities of Old Waldencast it previously held and the Distribution, an aggregate of (x) 7,848,333 Class A Shares and (y) 3,977,777 private placement warrants exercisable for 3,997,777 Class A Shares at an exercise price of $11.50 per share (“Private Placement Warrants”).

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction.

The information in Items 2 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person holds the Company securities reported herein for investment purposes, subject to the following:

The Reporting Person intends to review on a continuing basis their investments in the Company. The Reporting Person may communicate with the board of directors of the Company (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Person may seek to acquire additional securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Company’s securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Class A Shares, or through in-kind distributions. The Reporting Person expects to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Person to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and the Company’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Person.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Company or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Item 5. Interest in Securities of the Issuer.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) – (b) Calculations of the percentage of Class A Shares beneficially owned is based on 86,460,554 Class A Shares outstanding as of August 3, 2022, as reported in the Form 20-F filed by the Company on August 3, 2022, and an additional 3,997,777 Class A Shares issuable upon exercise of Private Placement Warrants held by the Trust.

The aggregate number and percentage of the Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, the Reporting Person, as trustee of the Trust, has the sole voting and dispositive power over the 11,826,110 Class A Shares beneficially owned on behalf of the Trust.

(c) Except as described in this Schedule 13D, the Reporting Persons has not effected any transactions in the Class A Shares during the past 60 days.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates, beneficiaries or shareholders of the Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares reported herein as beneficially owned by the Reporting Person on behalf of the Trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Waiver and Agreement

In connection with the consummation of the Business Combination, the Company waived those certain provisions as contemplated by the Letter Agreement, dated as of March 15, 2021, by and among the Company, its officers and directors, and certain other parties thereto (as amended, the “Letter Agreement”), and certain other agreements related thereto (collectively, the “Waiver”), with respect to any securities held by an Insider (as defined in the Letter Agreement) as of the closing the Business Combination (the “Lock-Up Securities”) that would disallow a pledge by such Insider of the Lock-up Securities in a transaction for the purpose of financing such Insider’s payment obligations owed in connection with the closing of the Business Combination.

In connection with such Waiver, the Company entered into that certain Waiver and Agreement, dated as of July 25, 2022, by and between the Company and the Trust (the “Waiver and Agreement”), to permit a pledge by the Trust of its Lock-Up Securities to be used as a portion of the collateral under a loan to finance the Trust’s payment obligations under a Sponsor Forward Purchase Agreement in connection with the closing of the Business Combination. Pursuant to the terms of the Waiver and Agreement, in the event of a foreclosure, any such lenders or a collateral agents will be required to execute a joinder to the Letter Agreement pursuant to which they will be bound by the transfer restrictions of the Lock-Up Securities (including the foreclosure of or other exercise of remedies under any such loan documentation) in the Letter Agreement for the duration of such agreement. The Company also agreed to provide any such lender or collateral agent with customary registration rights in the event of default, foreclosure or other exercise of remedies following the respective Lock-Up Periods (as defined in the Letter Agreement).

Pledge

In connection with a loan agreement entered into between the Trust and a third party financial institution, the Trust pledged all of the Class A Shares and the Private Placement Warrants owned by it as collateral to secure repayment of amounts outstanding under such loan agreement.

Amended and Restated Registration Rights Agreement

Concurrently with the consummation of the Business Combination, the Company entered into that certain Amended and Restated Registration Rights Agreement, dated as of July 27, 2022, by and among the Company and certain other holders (“Registration Rights Agreement”), which became effective upon the Closing. Pursuant to the terms of the Registration Rights Agreement, the Company agreed, among other things, to provide to the parties to the agreement certain registration rights, including customary “piggy-back” registration rights in respect of certain Class A Shares and certain other equity securities of the Issuer that are held by the parties to the agreement from time to time.

The foregoing description of the Letter Agreement, Waiver and Agreement and Registration Rights Agreement do not purport to be complete and are subject to and qualified in their entirety by the full text of such agreements, which are filed as an exhibit hereto and incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Registration Rights Agreement (incorporated by reference to Exhibit 4.8 to the Company’s Form 20-F filed with the SEC on August 3, 2022).

2	Waiver and Agreement (incorporated by reference to Exhibit 4.32 to the Company’s Form 20-F filed with the SEC on August 3, 2022).

3.	Letter Agreement (incorporated by reference to Exhibit 10.6 to the Form F-4/A filed with the SEC on June 30, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2022

BURWELL MOUNTAIN PTC LLC, AS TRUSTEE OF BURWELL MOUNTAIN TRUST

By:	/s/ Sandra Viana
Name:	Sandra Viana
Title:	Manager

[Burwell – Signature Page]